Item 77D - DWS RREEF World Real Estate Fund, Inc.
Recent Changes in Investment Strategy as a result of the merger with DWS RREEF Global Real Estate
Securities Fund

The Board of Trustees of DWS RREEF Global Real
Estate Securities Fund ("RREEF Global") has approved a proposal by Deutsche Investment Management Americas
Inc. ("DIMA") to merge DWS RREEF World Real Estate
Fund, Inc. ("RREEF World") into RREEF Global (the
"Proposed Merger"). The completion of the Proposed
Merger is subject to the approval of the Proposed Merger by stockholders of RREEF World. In connection with the Proposed Merger, the Board of RREEF Global also has approved a proposal by DIMA to amend the following investment policy of RREEF Global, effective upon completion of the Proposed Merger, currently anticipated to occur on or about February 28, 2011.

Effective upon completion of the Proposed Merger, the following sections of the prospectus will be modified as follows:

PRINCIPAL INVESTMENT STRATEGY:
Under normal circumstances, the fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity and debt securities issued by real estate companies, such as real estate investment trusts ("REITs"), REIT-like structures or real estate operating companies. A company will be considered a real estate company if, in the opinion of the investment advisor or a subadvisor, at least 50% of its revenues or at least 50% of the market value of its assets at the time the security is purchased are attributable to the ownership, construction, financing, management or sale of real estate or such other activities that are primarily related to real estate.

OTHER POLICIES AND RISKS:
The fund's 80% investment policy may be changed only by the affirmative vote of at least (i) 80% of the continuing trustees of the fund (as defined in the fund's Bylaws) and
(ii) 80% of the votes entitled to be cast by the shareholders of the fund.